

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 23, 2007

<u>via U.S. mail and facsimile</u>
Mr. Michael Schlosser
c/o Randall V. Brumbaugh, Esq.
5440 West Sahara Avenue, Suite 202
Las Vegas, NV 89146

      Re: **Royal Equine Alliance Corporation**
                Amendment No. 1 to Registration Statement on
                Form SB-2
                Filed January 31, 2007
                File No. 333-139552

Dear Mr. Schlosser:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.	Please update the financial statements and related disclosure included in your filing.

Business, page 20

2.	We note your revisions to prior comments number 1 and 2. However, your disclosure still contains statements and claims which require support. Examples of such statements are:

- "Investing in well-located, undeveloped raw land has proven to be an excellent long-term, highly profitable investment;"
- "Many land owners solved their negative cash flow problems by developing mini-warehouse storage facilities. These facilities were easy and inexpensive to build, yet….generated relatively high cash flows."
- Statements which appear to assume that you will fully implement your business plan and that you will "continue to grow" when there is no assurance that you will do so.

The above is a list of examples and is not meant to be fully inclusive. Please review and revise disclosure throughout your prospectus in response to prior comments 1 and 2.

Closing Comments

	As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Mellissa Campbell Duru at (202) 551-3757 or in her absence, Timothy Levenberg, Special Counsel at (202) 551-3707 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director